December 1, 2020 Via EDGAR	Orrick, Herrington & Sutcliffe LLP 222 Berkley St., Suite 2000 Boston, MA 02116 +1 719 588 0090 orrick.com

Thomas Jones

Staff Attorney, Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fisker Inc.

Registration Statement on Form S-1

Filed November 9, 2020

File No. 333-249981

Dear Mr. Jones:

On behalf of our client, Fisker Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated November 25, 2020. The Staff’s comments are repeated below in italicized, bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is filing its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the Company’s responses to the Staff’s comments.

Registration Statement on Form S-1 filed November 9, 2020

General

1.

We note that your registration statement covers the issuance by you of up to 19,474,454 shares of common stock that are issuable upon the exercise of warrants originally issued to Magna International Inc. in a private placement. In general, please note that a transaction that commenced privately cannot be converted to a registered offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why.

Response:

The Staff’s comment is noted. The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the prospectus throughout to clarify that the shares of Class A Common Stock underlying the Magna Warrants are only being registered for resale by the selling stockholder which holds such warrants.

Thomas Jones SEC Division of Corporation Finance December 1, 2020 Page 2

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns or if any additional supplemental information is required by the Staff, please call me at (617) 880-2219.

Very truly yours,

/s/ Albert W. Vanderlaan

Albert W. Vanderlaan

cc:	Henrik Fisker, Fisker Inc.

Geeta Gupta, Fisker Inc.

Mitch Zuklie, Esq., Orrick, Herrington & Sutcliffe LLP

Jay Ingram, Esq., Securities & Exchange Commission